SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

China Transportation International Holdings Group Limited

(Name of Issuer)

Common Stock, $.001 par value per share

 (Title of Class of Securities)

16949W 109

 (CUSIP Number)

Yueming Guo
Will Tone Limited
c/o Yiyang Xiangyun Group Co., Ltd.
No. 823, Taohualun West Road
Yiyang City, HuNan Province, China 413000

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 1, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ ..

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 16949W 109

1)	Name of Reporting Persons:

Will Tone Limited

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions)

OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant To
Items 2(d) or 2(e) ☐

6)	Citizenship Or Place Of Organization

British Virgin Islands

		(7)	Sole Voting Power
	Number of		10,263,672
Shares
	Beneficially	(8)	Shared Voting Power
	Owned		0
By Each
	Reporting	(9)	Sole Dispositive Power
	Person With		10,263,672

		(10)	Shared Dispositive Power
0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

10,263,672

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13)	Percent of Class Represented by Amount in Row (11)

Approximately 51.32%*

14)	Type of Reporting Person

CO, HO

*         Based on the beneficial ownership of 10,263,672 shares of Common Stock by the Reporting Person and 20,000,000 shares of total Common Stock issued and outstanding effective as of April 1, 2010.  The Reporting Person holds approximately 51.32% of the issued and outstanding Common Stock of the Company effective as of April 1, 2010.

CUSIP No. 16949W 109

1)	Name of Reporting Persons:

Yueming Guo

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions)

OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant To
Items 2(d) or 2(e) ☐

6)	Citizenship Or Place Of Organization

People’s Republic of China

		(7)	Sole Voting Power
	Number of		12,783,247*
Shares
	Beneficially	(8)	Shared Voting Power
	Owned		0
By Each
	Reporting	(9)	Sole Dispositive Power
	Person With		12,783,247*

		(10)	Shared Dispositive Power
0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

12,783,247*

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13)	Percent of Class Represented by Amount in Row (11)

Approximately 63.92%*

14)	Type of Reporting Person

IN

*         Consists of 10,263,672 (51.32%) shares of Common Stock beneficially owned by Mr. Yueming Guo as the sole executive director of China Transportation International Holdings Group Limited, and 2,519,575 (12.6%) shares of Common Stock owned by Mr. Guo individually, representing a total of approximately 63.92% of the issued and outstanding shares of Common Stock of the Company effective as of April 1, 2010.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001(the “Common Stock”), of China Transportation International Holdings Group Limited (formerly known as China Ding Cheng Science Holdings Co., Ltd), a Nevada corporation (the “Company”).  The address of the Company’s principal executive office is c/o Yiyang Xiangyun Group Co., Ltd., No. 823, Taohualun West Road, Yiyang City, Hunan Province, China 413000.

Item 2.  Identity & Background

(a)          This Schedule 13D is being filed by:

(i)    Will Tone Limited, a company organized under the laws of the British Virgin Islands (the “Will Tone”); and

(ii)    Yueming Guo (“Mr. Guo”), a citizen of the People’s Republic of China and sole executive director of Will Tone.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)          (i)    The place of organization of Will Tone is the British Virgin Islands. The business address of Will Tone is No. 823, Taohualun West Road, Yiyang City, Hunan Province, China 413000.
.
(ii)           Mr. Guo’s business address is No. 823, Taohualun West Road, Yiyang City, Hunan Province, China 413000.

(c)          (i)    Will Tone is a holding company whose sole assets are the shares of the Company.

(ii)           Mr. Guo is the sole executive director of Will Tone and the Chairman and President of the Company.

(d)         During the past five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)         During the past five years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

Pursuant to the closing (the “Closing”) of the transactions contemplated by that certain Share Exchange Agreement, dated April 1, 2010, by and among the Company, Eminent Promise Limited, a British Virgin Islands company (the “Eminent Promise”), and those persons set forth on Schedule I therein as Eminent Promise Stockholders (the “Share Exchange Agreement” and such transactions, the “Share Exchange”), Will Tone was issued 10,263, 672 shares of Common Stock, or 51.32% of the issued and outstanding shares of Common Stock effective as of April 1, 2010.  As a result of the Share Exchange, Eminent Promise became a wholly-owned subsidiary of the Company. In addition, Mr. Guo returned 14,700,000 shares of Common Stock to the Registrant for cancellation and was issued 2,519,575 shares of Common Stock individually, or 12.60% of the issued and outstanding shares of Common Stock of the Company effective as of April 1, 2010.

The foregoing description of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Exchange Agreement, attached as Exhibit 99.2 to this Schedule 13D.

Item 4.	Purpose of Transaction.

The purpose of the Share Exchange was for the Company to acquire 100% ownership of Eminent Promise, which has business operations in China through its indirectly owned subsidiaries.

In connection with the Share Exchange, Frank Pioppi, the former CEO, CFO, President, Secretary, Treasurer and director of the Company resigned from these positions and the Company appointed Yueming Guo as a director and President of the Company.

At the date of this Schedule 13D, neither the Reporting Persons, except as set forth in this Schedule 13D, have any other plans or proposals which relate to or would result in:

(a)          the acquisition by any person of additional securities of the Company;

(b)          an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)          a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d)          any change in the present board of directors or management of the Company, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e)          any material change in the present capitalization or dividend policy of the Company;

(f)          any other material change in the Company’s business or corporate structure;

(g)          changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;

(h)          causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)          a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)          any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a)          (i)    On April 1, 2010, pursuant to the Share Exchange Agreement and as a result of the Share Exchange, Will Tone became the beneficial owner of 10,263,672 shares of Common Stock, representing 51.32% of the issued and outstanding shares of Common Stock.

(ii)    Mr. Guo, as the sole executive director of Will Tone may be deemed to be the beneficial owner having power to direct the voting and disposition of the Common Stock held by Will Tone. Mr. Guo disclaims his pecuniary interest of beneficial ownership of the shares held by Will Tone because Mr. Guo is not a shareholder of Will Tone. In addition, Mr. Guo returned 14,700,000 shares of Common Stock to the Registrant for cancellation and was issued 2,519,575 shares of Common Stock individually, or 12.60% of the issued and outstanding shares of Common Stock of the Company, representing (together with the shares owned by Will Tone) approximately 63.92% in total of the issued and outstanding shares of Common Stock of the Company effective as of April 1, 2010.

(b)          (i)    Will Tone beneficially owns an aggregate of 10,263, 672 shares of Common Stock, in which it has the sole power to vote or direct to vote, and the sole power to dispose of or direct the disposition of, representing in the aggregate approximately 51.32% of the total issued and outstanding shares of Common Stock.

(ii)           Mr. Guo may be deemed the beneficial owner of the 10,263, 672 shares of Common Stock as sole executive director of Will Tone pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”) and became the direct owner of  2,519,575 shares of Common Stock of the Company effective as of April 1, 2010.

(c)          Not applicable

(d)          Not applicable

(e)          Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated April 1, 2010, among the Reporting Persons named therein.

Exhibit 99.2	Share Exchange Agreement, dated April 1, 2010 by and among the Company,

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 12, 2010

WILL TONE LIMITED

By:	/s/ Yueming Guo
Name: Yueming Guo
Title: Sole Executive Director

/s/ Yueming Guo
Yueming Guo